Exhibit 11
KIMBALL INTERNATIONAL, INC.
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	Three Months Ended			Three Months Ended
(Amounts in Thousands, Except for Per Share Data)	September 30, 2013			September 30, 2012
	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends Declared	$375	$1,505	$1,880	$383	$1,478	$1,861
Undistributed Earnings	1,580	5,723	7,303	782	2,318	3,100
Net Income	$1,955	$7,228	$9,183	$1,165	$3,796	$4,961
Average Basic Shares Outstanding	8,288	30,022	38,310	9,589	28,428	38,017
Basic Earnings Per Share	$0.24	$0.24		$0.12	$0.13
Diluted Earnings Per Share:
Dividends Declared and Assumed Dividends on Dilutive Shares	$388	$1,505	$1,893	$394	$1,478	$1,872
Undistributed Earnings	1,619	5,671	7,290	794	2,295	3,089
Net Income	$2,007	$7,176	$9,183	$1,188	$3,773	$4,961
Average Diluted Shares Outstanding	8,574	30,022	38,596	9,828	28,428	38,256
Diluted Earnings Per Share	$0.23	$0.24		$0.12	$0.13
Reconciliation of Basic and Diluted EPS Calculations:
Net Income Used for Basic EPS Calculation	$1,955	$7,228	$9,183	$1,165	$3,796	$4,961
Assumed Dividends Payable on Dilutive Performance Shares	13	—	13	11	—	11
Increase (Reduction) in Undistributed Earnings - allocated based on Class A and Class B shares	39	(52)	(13)	12	(23)	(11)
Net Income Used for Diluted EPS Calculation	$2,007	$7,176	$9,183	$1,188	$3,773	$4,961
Average Shares Outstanding for Basic EPS Calculation	8,288	30,022	38,310	9,589	28,428	38,017
Dilutive Effect of Average Outstanding Performance Shares	286	—	286	239	—	239
Average Shares Outstanding for Diluted EPS Calculation	8,574	30,022	38,596	9,828	28,428	38,256

All of the 474,500 average outstanding stock options were antidilutive and were excluded from the dilutive calculations for the quarter ended September 30, 2012. There were no stock options outstanding during the quarter ended September 30, 2013.